   Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total’s New Senior Management Organization
Paris, March 10, 2008 - Effective March 1, Total’s senior management organization has been revamped.
➢Chaired by Chief Executive Officer Christophe de Margerie, the Executive            Committee now has a total of six members. The other five represent three operating and two cross-functional divisions:
•	President, Chemicals and Vice Chairman of the Executive Committee: François Cornelis.

•	President, Exploration & Production: Yves-Louis Darricarrère.

•	President, Refining & Marketing: Michel Bénézit

•	Chief Financial Officer: Robert Castaigne.

•	Chief Administrative Officer: Jean-Jacques Guilbaud.
➢Total’s new senior management organization emphasizes corporate social responsibility. All related functions now report to the Chief Administrative Officer.
The new Corporate Affairs Division will enable Total to review corporate social responsibility issues and devise initiatives from a cross-functional, holistic perspective. In turn, this will even more effectively nurture employee support for Total’s commitments in this area.
The Corporate Affairs Division will consist of :
Industrial Safety,
Corporate Security,
Human Resources,
Sustainable Development & Environment,
Corporate Communications,
International Relations & European Affairs,
Institutional Relations,
Purchasing,
Audit
Executive Career Management Departments.
It will also coordinate with the Total Corporate Foundation.
Effective March 1, Jean-Jacques Guilbaud, currently President of Human Resources and Corporate Communications, is appointed Chief Administrative Officer.

➢Headed by Philippe Boisseau and restructured in November 2007, the Gas & Power business will continue to report to the Chief Executive Officer.
Gas & Power’s dual role is to develop natural gas resources and promote the growth of new energies.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
➢In addition, the heads of six functions that help to determine Total’s strategy now report directly to the Chief Executive Officer:
•	Vice President, Strategy & Business Intelligence: Jean-Jacques Mosconi.

•	Senior Vice President, Scientific Development, Jean-François Minster.

•	General Counsel, Peter Herbel.

•	Chairman, Ethics Committee, Richard Lanaud.

•	Special Advisor to the Chief Executive Officer, Bruno Weymuller.

•	Advisor to the Chief Executive Officer, Jean du Rusquec.
********
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com